David S. Hunt, P.C.

August 19, 2021	David S. Hunt

Via Electronic Submission	+1 801 355 7878 (t)
+1 801 906 6164 (f)
dh@hunt-pc.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Edwin Kim

Re:        LFTD Partners Inc., formerly known as Acquired Sales Corp.

Amendment No. 6 to Registration Statement on Form S-1

Filed July 23, 2021

File No. 333-232985

Ladies and Gentlemen:

On behalf of LFTD Partners Inc., formerly known as Acquired Sales Corp. (the “Company”), this letter is being submitted in relation to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Today, the Company filed its sixth amendment to the Registration Statement. This amendment was filed to update the financial statements with statements for the interim period ended June 30, 2021 which were included in the Company’s most recent quarterly report on Form 10-Q filed on August 16, 2021. Other updates were made consistent with the ongoing business disclosures set forth in that Form 10-Q. These changes include inter alia amending the Registration Statement throughout to reflect the Company’s name change to LFTD Partners Inc. from Acquired Sales Corp.

Note that in the June 30, 2021 interim financial statements now incorporated into this amendment, Note No. 5 “THE COMPANY’S INVESTMENTS - The Company’s Investments in Ablis, Bendistillery and Bend Spirits”, the Company provides a more detailed description of the assessments that the Company performs at each reporting period related to its investments.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (801) 355-7878.  Thank you for your assistance.

Very truly yours,

/s/ David S. Hunt
David S. Hunt

cc:          Ryan Rohn, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

Gerard M. Jacobs, Acquired Sales Corp.

William C. Jacobs, Acquired Sales Corp.

Encl.